Press Release dated September 27, 2007

For Immediate Release                                       September 27, 2007


        BOWL AMERICA REPORTS IMPROVED FISCAL YEAR EARNINGS

Bowl America Incorporated today reported earnings per share for its fiscal year ended July 1, 2007, increased to $.82 from $.71 in the prior year. Fourth quarter earnings per share were $.14, up from $.12 in the comparable quarter last year.

The February 2007 closing of a location for roof repairs impacted earnings in the second half of the fiscal year, and as the repairs are currently in progress, will continue to affect the first quarter of fiscal 2008. The bowling business is seasonally weak in the summer months. Additionally, since June there has been an above normal reduction in traffic which we attribute to the uncertain economic conditions that can influence customers' spending habits.

A more detailed explanation of results is available in the Company's S.E.C. Form 10-K filing available through the website www.bowlamericainc.com.

The Board of Directors declared a quarterly $.145 dividend today and unless circumstances change, this will be the 36th consecutive year of increased per share dividends. Bowl America operates 19 bowling centers and its stock trades on the American Stock Exchange with the symbol BWLA.

                                     ***
                           Bowl America Incorporated
                             Results of Operations
                                 (Unaudited)

                       Thirteen       Thirteen        Fifty-two     Fifty-two
                     weeks ended    weeks ended      weeks ended   weeks ended
                      07/01/07        07/02/06         07/01/07      07/02/06
Operating Revenues
Bowling and other    $4,943,891     $5,004,601       $22,876,620   $21,635,492
Food, beverage and
  merchandise sales   1,995,755      2,032,118         9,097,716     8,684,759
                      _________      _________        __________    __________
TOTAL REVENUES       $6,939,646     $7,036,719       $31,974,336   $30,320,251

Operating expenses
 excluding depreciation
 and amortization     5,679,453      5,864,506        24,562,793    23,744,476
Depreciation and
 amortization           489,407        485,197         1,918,595     1,665,637
Investment loss            -             -                (3,613)         -
Net gain on sale of
 Assets                  15,557         23,028            15,557        23,028
Interest and dividend
 income                 221,742        173,262           863,983       655,818
Earnings before taxes 1,008,085        883,306         6,368,875     5,588,984
Net Earnings         $  718,153     $  621,897       $ 4,188,943   $ 3,639,575
Weighted average shares
 outstanding          5,135,716      5,136,925         5,136,499     5,136,968
 EARNINGS PER SHARE         .14            .12               .82           .71

                           Summary of Financial Position
                              Dollars in Thousands

                                                        07/01/07      07/02/06
ASSETS
Total current assets including cash and
 short-term investments of $11,492 & $9,046              $13,208       $10,938
Property and investments                                  32,627        32,192
                                                          ______        ______
    TOTAL ASSETS                                         $45,835       $43,130

LIABILITIES AND STOCKHOLDERS' EQUITY
Total current liabilities                                $ 3,062       $ 3,240
Other liabilities                                          3,436         2,801
Stockholders' equity                                      39,337        37,089
                                                          ______        ______
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $45,835       $43,130